UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CYBERDEFENDER CORPORATION
(Name of Issuer)

COMMON STOCK, No Par Value
(Title of Class of Securities)

23248L 10 7
(CUSIP Number)

Guthy-Renker Partners, Inc.
41-550 Eclectic St., Suite 200
Palm Desert, CA 92260
760-773-9022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

CUSIP No. 23248L 10 7	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guthy-Renker Partners, Inc. 80-0174540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,677,323
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,677,323
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,677,323
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 23248L 10 7	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Guthy-Renker Holdings, LLC 26-2549633
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,677,323
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,677,323
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,677,323
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 23248L 10 7	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Guthy-Renker LLC 33-0587817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,677,323
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,677,323
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,677,323
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 23248L 10 7	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) GR Match, LLC 20-0854483
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,677,323
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,677,323
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,677,323
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%
14.	TYPE OF REPORTING PERSON* OO

Explanatory Note:

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Guthy-Renker Partners, Inc., a corporation organized under the jurisdiction of Delaware, and GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware, on July 23, 2009 (the “Schedule 13D”) relating to the Common Stock of CyberDefender Corporation, a California corporation (“CyberDefender California”) and CyberDefender Corporation, a Delaware corporation and successor in interest to CyberDefender California (collectively, the “Issuer”).  This amendment reflects changes to Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D.  Capitalized terms not defined herein shall have the meaning assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

(a), (f)         This Schedule 13D is filed by (i) GR Partners, Inc., a corporation organized under the jurisdiction of Delaware (“GR Partners”), (ii) Guthy-Renker Holdings, LLC, a limited liability company organized under the jurisdiction of Delaware (“GR Holdings”), (iii) Guthy-Renker LLC, a limited liability company organized under the jurisdiction of Delaware (“GR LLC”) and (iv) GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware (“GR Match”).

(b)               The business address of GR Partners is 41-550 Eclectic St., Suite 200, Palm Desert, CA 92260.  The business address of GR Holdings is 41-550 Eclectic St., Suite 200, Palm Desert, CA 92260.  The business address of GR LLC is 41-550 Eclectic St., Suite 200, Palm Desert, CA 92260.  The business address of GR Match is 3340 Ocean Park Blvd., Santa Monica, CA 90405.

(c)               Each of GR Partners and GR Holdings are investment holding companies. Each of GR LLC and GR Match are in the principal business of direct response marketing and related sales and distribution.

(d)               During the past five years, none of the Reporting Persons or any of the executive officers or directors thereof listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) .

(e)               During the past five years, none of the Reporting Persons or any of the executive officers or directors thereof listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 is hereby supplemented by the addition of the following:

The aggregate purchase price paid by GR Match for the purchase of the March 31, 2010 Note (as defined in Item 5(c) below) was $5,300,000, consisting of $5,000,000 in cash advanced to the Issuer and a $300,000 issuance fee payable by the Issuer to GR Match.

The February 25, 2011 Note (as defined below) was issued in consideration for the conversion of the Issuer’s outstanding revolving credit facility with GR Match into convertible indebtedness represented by the February 25, 2011 Note as described in Item 5(c) below. The Second Amendment to the March 31, 2010 Note, which amended the conversion price of the March 31, 2010 Note as described in Item 5(c) below, was also made in consideration for the conversion of the revolving credit facility.

Item 4.	Purpose of Transaction.

Item 4 is hereby deleted in its entirety and restated as follows:

The Reporting Persons have acquired their interests in the securities of the Issuer for investment purposes and to gain an equity interest in the Issuer.  The Reporting Persons have considered strategic alternatives with respect to their ownership interest in the Issuer.  These alternatives include pursuit of a possible transaction between the Issuer and a third party or a possible transaction between the Reporting Persons and a third party involving the Reporting Persons’ investment in the Issuer.  The Reporting Persons have initiated and engaged in discussions on a preliminary basis regarding a possible transaction involving the Issuer with interested third parties and financial advisors to such parties.  There is no assurance that the Reporting Persons will pursue or participate in any transaction involving the Issuer.

Depending on several factors, including the prospects of the Issuer, general market and economic conditions, and other factors deemed relevant, the Reporting Persons may also (i) exercise the Reporting Persons’ warrants to purchase Common Stock (the “Warrants”), in whole or in part, to acquire some or all of the shares of the Common Stock underlying the Warrants and subject to purchase from time to time, (ii) convert the March 31, 2010 Note and the February 25, 2011 Note (collectively, the “Notes”), in whole or in part, to acquire some or all of the shares of Common Stock underlying the Notes (iii) transfer the Notes or the Warrants, in whole or in part, (iv) continue to hold the Notes until they are repaid in full, (v) continue to hold the Warrants, (vi) acquire additional shares of Common Stock, (vii) dispose of some or all of their shares of Common Stock, or (viii) continue to hold the shares of Common Stock.  As further described in Item 5(c) herein, the Issuer may appoint a representative of GR Match to its Board of Directors, and, during any period during which no representative of GR Match serves on the Issuer’s Board of Directors, GR Match may appoint a Board of Directors observer.   The Reporting Persons may, at any time and from time to time, review or reconsider their position, and reserve the right to change their purpose, plans, and intentions based on any of the foregoing factors.  In addition, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, communicating with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other interested or relevant parties (including financial advisors and financial sources) about the Issuer or proposing a potential acquisition or other transaction involving the Issuer.  Other than as described in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are deleted in their entirety and restated as follows:

(a)      The Reporting Persons beneficially own an aggregate of 16,677,323 shares of Common Stock, representing approximately 38.3% of the total issued and outstanding shares of Common Stock (the “CyberDefender Shares”).  The CyberDefender Shares are directly owned by GR Match, which is a subsidiary of GR LLC, which is a wholly-owned subsidiary of GR Holdings.  GR Holdings is a subsidiary of GR Partners.

(b)   Each of the Reporting Persons has shared voting and dispositive power over the CyberDefender Shares.

Paragraph (c) of Item 5 is hereby supplemented with the addition of the following:

(c)      On March 31, 2010, the Issuer and GR Match entered into a Loan and Securities Purchase Agreement (the “Senior Loan Agreement”), pursuant to which GR Match acquired a 9% Secured Convertible Promissory Note in the aggregate principal amount of $5,300,000 due March 31, 2012 (the “March 31, 2010 Note”)  The March 31, 2010 Note evidenced the Issuer’s indebtedness for a $5,000,000 loan by GR Match and a $300,000 transaction fee payable to GR Match in connection with the loan.  The original conversion price under the March 31, 2010 Note was $3.50 per share, subject to certain adjustments for dilution.  Under the Senior Loan Agreement, GR Match has a right of first offer with respect to any offering of Common Stock made by the Issuer during the term of the March 31, 2010 Note, other than an offering of equity securities for aggregate consideration of greater than $20,000,000. The March 31, 2010 Note is secured by a lien on the assets of the Issuer, and the Senior Loan Agreement provides for demand rights and piggyback registration rights.  The Issuer has the right to force GR Match to convert the March 31, 2010 Note if the share price and trading volume of the Issuer’s Common Stock exceed certain thresholds.

On December 7, 2010, the Issuer and GR Match executed a First Amendment to the March 31, 2010 Note that eliminated the Issuer’s right to prepay the March 31, 2010 Note.

On December 7, 2010 the Issuer entered into a Revolving Credit Loan Agreement with GR Match, pursuant to which GR Match extended a line of credit to the Issuer evidenced by the Revolving Credit Note dated December 3, 2010 in the principal amount of $5,000,000 (the “Revolving Note”).  The initial amount of credit extended under the line of credit was $4,287,660.05, an amount equal to the invoices owing by the Issuer to GR Match under the Media and Marketing Services Agreement dated March 24, 2009 between the Issuer and GR Match (the “Media Services Agreement”).  The Revolving Note was not convertible into shares of the Issuer’s capital stock.  On February 25, 2011, the Issuer and GR Match entered into a Loan Modification Agreement dated February 25, 2011 (the “Loan Modification Agreement”) pursuant to which the Issuer’s indebtedness under the Revolving Credit Loan Agreement and the Revolving Note was restructured into debt evidenced by the Amended and Restated 9%  Secured Convertible Promissory Note dated February 25, 2011 in the principal amount of $5,700,773.94 (the “February 25, 2011 Note”).  The February 25, 2011 Note matures on March 31, 2012.  Pursuant to the terms of the February 25, 2011 Note, GR Match may, at any time prior to the payment in full of the note, convert the outstanding balance of the February 25, 2011 Note, together with all accrued and unpaid interest and any late fees, into shares of the Issuer’s Common Stock.  The February 25, 2011 Note provides for a conversion price per share that is the lower of $2.20 per share or the lowest volume weighted average price reported for any five consecutive trading day period ending on or prior to March 31, 2011 (the “VWAP Price”), subject to adjustments to account for dilution.  The VWAP Price is equal to $1.86.  The February 25, 2011 Note is secured by a lien on the assets of the Issuer.  The Loan Modification Agreement provides for piggyback registration rights, demand rights, and listing rights, as applicable, for the February 25, 2011 Note and the shares of Common Stock issuable upon its conversion.

In connection with the February 25, 2011 debt restructuring and pursuant to the Loan Modification Agreement, the conversion price under the March, 31, 2010 Note was amended from $3.50 per share to $2.20 per share, in both cases subject to certain adjustments for dilution, by a Second Amendment to the March 31, 2010 Note dated February 25, 2011.  GR Match also entered into a waiver of its right of first offer for an offering by the Issuer that closes on or before June 30, 2011 and meets certain qualifications.

On April 5, 2011, GR Match entered into a Third Amendment to the March 31, 2010 Note and a First Amendment to the February 25, 2011 Note.  These amendments provide that the Issuer will seek to obtain stockholder approval for the issuance of the Notes and the right of the holder of the Notes to convert the Notes.  The amendments also provide that, until such approval is obtained, conversions under the Notes would be limited to a total of 5,502,963 shares.

As previously reported on Schedule 13D, the Issuer issued to GR Match, in connection with the execution of the Media Services Agreement and for creating, financing, producing, testing and evaluating a television commercial to market the Issuer’s products, a 5-year Warrant for the purchase of 8,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.25 per share.  This Warrant was subject to vesting as follows:  for each $2 of media placement costs advanced by GR Match on the Issuer’s behalf, the right to purchase one share of the Issuer’s Common Stock vested.  Rights to purchase all 8,000,000 shares have now vested under the Warrant.  From the date of filing of the original Schedule 13D, rights to purchase an additional 7,645,000 shares of Common Stock have vested under the Media Services Agreement and the Warrant.

Pursuant to the terms of the Media Services Agreement, the Issuer has a right to appoint a representative of GR Match to the Issuer’s Board of Directors during the term of the Media Services Agreement so long as GR Match owns shares of Common Stock or the right to purchase shares of Common Stock which constitute at least 5% of the issued and outstanding shares of Common Stock.  On October 22, 2010, the Issuer and GR Match entered into a Third Amendment to the Media Services Agreement which provided that, during any period when GR Match owns Common Stock or holds Warrants which grant GR Match the right to purchase Common Stock constituting at least five percent (5%) of the issued and outstanding shares of Common Stock and there is no representative of GR Match serving on the Board of Directors, GR Match may appoint a Board of Directors observer, who may attend meetings and will receive notice of board meetings and copies of minutes, consents, and other documents provided to directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 See discussion in Section 5(c) hereof.  GR Match also has demand and piggyback registration rights with respect to the shares of Common Stock purchased pursuant to the Securities Purchase Agreement, dated June 3, 2009, between the Issuer and GR Match.

Item 7.	Materials to be Filed as Exhibits.

The following restated exhibits are filed herewith:

Exhibit A:  Executive officers and directors of each of the Reporting Persons

Item 7 is hereby supplemented by the inclusion of the following exhibits:

Exhibit B:  Third Amendment to 9% Secured Convertible Promissory Note, dated April 4, 2011
Exhibit C:   First Amendment to 9% Secured Convertible Promissory Note, dated April 4, 2011

Item 7 is further supplemented by the incorporation of the following:

1.           Second Amendment to the Media and Marketing Services Agreement, dated October 26, 2009 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on November 6, 2009)

2.           First Amendment to Securities Purchase Agreement, dated October 26, 2009 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on November 6, 2009)

3.           Loan and Securities Purchase Agreement dated as of March 31, 2010 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on May 17, 2010)

4.           First Amendment to Loan and Securities Purchase Agreement dated December 7, 2010 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on December 13, 2010)

5.           9% Secured Convertible Promissory Note dated March 10, 2010 in favor of GR Match, LLC (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on May 17, 2010)

6.           First Amendment to 9% Secured Convertible Promissory Note dated December 7, 2010 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on December 13, 2010)

7.           Third Amendment to Media and Marketing Services Agreement, dated October 22, 2010 (incorporated by reference from the Issuer’s Annual Report on Form 10-K filed by the Issuer on April 1, 2011)

8.           Fourth Amendment to the Media and Marketing Services Agreement, dated December 7, 2010 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on December 13, 2010)

9.           Second Amendment to 9% Secured Convertible Promissory Note, dated February 25, 2011 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on March 1, 2011)

10.           Loan Modification Agreement dated February 25, 2011 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on March 1, 2011)

11.           Amended and Restated 9% Secured Convertible Promissory Note dated February 25, 2011 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on March 1, 2011)

12.           Fifth Amendment to the Media and Marketing Services Agreement, dated February 25, 2011 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on March 1, 2011)

13.           Third Amendment to 9% Secured Convertible Promissory Note, dated April 4, 2011 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on April 8, 2011)

14           First Amendment to 9% Secured Convertible Promissory Note, dated April 4, 2011 (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on April 8, 2011)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011

Guthy-Renker Partners, Inc.
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Co-Chief Executive Officer

Guthy-Renker Holdings, LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Vice President

Guthy-Renker LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Co-Chief Executive Officer

GR Match, LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Chief Financial Officer

Exhibit A

The following sets forth as to each of the executive officers and directors of the undersigned:  his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is Guthy-Renker LLC, the principal business and business address of which is described in Item 2 above of the Schedule 13D to which this Exhibit A is attached.

Guthy-Renker Partners, Inc.
Executive Officers
Name	Principal Occupation or Employment
Co-Chairman of the Board of Directors -- William R. Guthy
Co-Chairman of the Board of Directors -- Paul Greg Renker
Co-Chief Executive Officer, Co-President and Secretary -- Bennet Van de Bunt
Co-Chief Executive Officer, Co-President and Treasurer -- Kevin Knee
Executive Vice President -- Leonard Lieberman	Lieberman Productions 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260
Assistant Secretary -- Dirk van de Bunt

Directors
Name:	Principal Occupation or Employment
William R. Guthy
Paul Greg Renker
Bennet Van de Bunt
Kevin Knee
Leonard Lieberman	Lieberman Productions 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Guthy-Renker Holdings, LLC
Executive Officers
Name	Principal Occupation or Employment
Co-President -- William R. Guthy
Co-President -- Paul Greg Renker
Vice President and Secretary -- Bennet Van de Bunt
Vice President and Treasurer -- Kevin Knee
Vice President -- Leonard Lieberman	Lieberman Productions 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Board of Managers
Name	Principal Occupation or Employment
William R. Guthy
Paul Greg Renker
Bennet Van de Bunt
Kevin Knee
Leonard Lieberman	Lieberman Productions 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260
Gerald J. Cardinale	GS Direct, L.L.C. 85 Broad, 10th Floor New York, NY 10004

Guthy-Renker LLC
Executive Officers
Name	Principal Occupation or Employment
Co-Chairman -- William R. Guthy
Co-Chairman -- Paul Greg Renker
Co-Chief Executive Officer, Co-President and Secretary -- Bennet Van de Bunt
Co-Chief Executive Officer, Co-President and Treasurer -- Kevin Knee

General Manager
Name	Principal Occupation or Employment
Guthy-Renker Holdings, LLC

GR Match, LLC
Executive Officers
Name	Principal Occupation or Employment
President -- Boris Shimanovsky
Chief Financial Officer -- Kevin Knee
Secretary -- Bennet Van de Bunt
Assistant Secretary -- Dirk van de Bunt

Management Committee
Name	Principal Occupation or Employment
Bennet Van de Bunt
Kevin Knee